Notice to the Oslo Stock Exchange

 ORKLA



P.O.Box 423 Skøyen, N-0213 Oslo
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Siv Merethe Skorpen, Investor Relations, Telephone: +47 22 54 44 55

Date: 9 May 2006

ORK – Trade subject to notification - options

On 8 May 2006, in connection with Orkla`s option programme, 2,000 options were exercised at a strike price of NOK 136.

A total of 1,812,744 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 245,500 synthetic options of the cash bonus programme.

Orkla holds 1,502,133 of its own shares.

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